[GTC TELECOM CORP. LETTERHEAD]



This letter confirms our understanding that you were granted 25,000 options in August 1998 to purchase up to 25,000 shares of GTC
Telecom common stock at an exercise price of $0.01 per share. These options vest 12 months from August 1998.

Please sign this letter confirming your understanding of the agreement.

Sincerely,

/s/ Eric Clemons                      /s/ Liz Hurtado
Eric Clemons                          Liz Hurtado
COO
GTC Telecom